Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERIPRISE FINANCIAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	13-3180631
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Ameriprise Financial Center

Minneapolis, Minnesota

(Address of Principal Executive Offices)

55474

(Zip Code)

Ameriprise Financial 2005 Incentive Compensation Plan

(Full Title of the Plan)

John C. Junek, Esq.
Executive Vice President and General Counsel
55 Ameriprise Financial Center
Minneapolis, Minnesota 55474
(Name and Address of Agent for Service)

(612) 671-3131
(Telephone Number, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller
reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities	Amount	Proposed Maximum	Proposed Maximum	Amount of
to be	to be	Offering Price Per Share	Aggregate Offering	Registration
Registered	Registered (1)	(2)	Price (2)	Fee (2)
Ameriprise Financial Common Stock, par value $.01 per share	16,500,000 shares	$103.16	$1,702,140,000	$219,235.63

(1)              Consists of common shares of Ameriprise Financial, Inc. (“Common Stock”) to be issued pursuant to the Ameriprise Financial 2005 Incentive Compensation Plan, as amended and restated, together with an indeterminate number of shares that may be necessary to adjust the number of shares reserved for issuance pursuant to the Plan as a result of a stock split, stock dividend or similar adjustment of the outstanding Common Stock.

(2)                Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) under the Securities Act of 1933 with respect to shares of Common Stock issuable pursuant to the Plan and based upon the average of the high and low prices of a share of Common Stock as reported on the New York Stock Exchange on April 28, 2014.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Note 1 to Part I of Form S-8 and Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”). The information required in the Section 10(a) prospectus is included in the documents being maintained and delivered by Ameriprise Financial, Inc. (the “Registrant”) as required by Part I of Form S-8 and by Rule 428 under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Pursuant to General Instruction E to Form S-8, the contents of Items 3, 4, 7 and 9 of Part II of the Registration Statement filed by the Company on October 3, 2005 under Registration Number 333-128789, with respect to securities offered pursuant to the Plan, are hereby incorporated by reference herein.

Item 5. Interests of Named Experts and Counsel.

As of April 25, 2014, John C. Junek, Esq., Executive Vice President and General Counsel of the Registrant, who has rendered the opinion attached hereto as Exhibit 5.1, beneficially owned shares of the Registrant’s Common Stock having a fair market value of approximately $2,205,810, vested Stock Options having a value of approximately $5,901,971 and phantom share units in the Company’s Deferred Compensation Plan and Supplemental Retirement Plan having a value of approximately $1,339,989.  In addition, Mr. Junek holds unvested options to purchase shares of the Registrant’s Common Stock granted under the Plan, which are not included in his beneficially owned shares.

Item 6. Indemnification of Directors and Officers.

Article VI of Ameriprise Financial, Inc.’s Amended and Restated By-Laws provides as follows:

“Section 6.01.                    Nature Of Indemnity. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (a “Proceeding”), whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer, of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such a Proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such Proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his or her conduct was unlawful; except that in the case of a Proceeding by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such Proceeding, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding the foregoing, but subject to Section 6.05 of these By-Laws, the Corporation shall not be obligated to indemnify a Director or officer of the Corporation in respect of a Proceeding (or part thereof) instituted by such Director or officer, unless such Proceeding (or part thereof) has been authorized by the Board of Directors. The termination of any Proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 6.02.                          Successful Defense. To the extent that a present or former Director or officer of the Corporation has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 6.01 hereof or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 6.03.                          Determination That Indemnification Is Proper. Any indemnification of a present or former Director or officer of the Corporation under Section 6.01 hereof (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former Director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.01 hereof. Any indemnification of a present or former employee or agent of the Corporation under Section 6.01 hereof (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the present or former employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.01 hereof. Any such determination shall be made, with respect to a person who is a Director or officer at the time of such determination, (1) by a majority vote of the Directors who are not parties to such Proceeding, even though less than a quorum, or (2) by a committee of such Directors designated by majority vote of such Directors, even though less than a quorum, or (3) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 6.04.                          Advancement Of Expenses. Expenses (including attorneys’ fees) incurred by a current Director or officer in defending any civil, criminal, administrative or investigative Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article VI or otherwise. Such expenses (including attorneys’ fees) incurred by former Directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate. The Board of Directors may authorize the Corporation’s counsel to represent such Director, officer, employee or agent in any Proceeding, whether or not the Corporation is a party to such Proceeding.

Section 6.05.                          Procedure For Indemnification Of Or Advancement Of Expenses To Directors And Officers. Any indemnification of a Director or officer of the Corporation under Sections 6.01 and 6.02, or advancement of expenses to a Director or officer under Section 6.04 of these By-Laws, shall be made promptly, and in any event within thirty (30) days, upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this Article VI is required, and the Corporation fails to respond within thirty (30) days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If a claim for indemnification under this Article VI (following final disposition of such Proceeding) or advancement of expenses is not paid in full within thirty (30) days after the Corporation has received a claim therefor by a Director or officer in accordance with this Article VI, such Director or officer shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advancement of expenses, in whole or in part, in any such Proceeding shall also be indemnified by the Corporation. It shall be a defense to any such Proceeding (other than an action brought to enforce a claim for the advancement of expenses under Section 6.04 of these By-Laws where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 6.01 of these By-Laws, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.01 of these By-Laws, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 6.06.                          Survival; Preservation Of Other Rights. The foregoing indemnification and advancement provisions shall be deemed to be a contract between the Corporation and each Director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the General Corporation Law of the State of Delaware are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any Proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such Director, officer, employee or agent. The indemnification and advancement provided by this Article VI shall not be deemed exclusive of any other rights to which those persons may be entitled or hereafter become entitled to under any statute, provision of the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.07.                          Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person’s behalf in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 6.08.                          Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to a Proceeding, whether civil, criminal, administrative or investigative, including a Proceeding by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 6.09.                          Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving or has agreed to serve at its request as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise shall be reduced by any amount such person has collected or actually collects as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.”

Section 145 of the Delaware General Corporation Law permits indemnification against expenses, fines, judgments and settlements incurred by any director, officer or employee of a company in the event of pending or threatened civil, criminal, administrative or investigative proceedings, if such person was, or was threatened to be made, a party by reason of the fact that he is or was a director, officer or employee of the company. Section 145 also provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

In addition, Ameriprise Financial, Inc. has purchased insurance policies that provide coverage for its directors and officers in certain situations where the Registrant cannot directly indemnify such directors or officers.

Item 8. Exhibits.

The following exhibits are filed with or incorporated by reference into this Registration Statement (numbering corresponds to Exhibit Table in Item 601 of Regulation S-K).

Exhibit No.	Document

4.1	Amended and Restated Certificate of Incorporation of the Registrant

4.2	Amended and Restated By-Laws of the Registrant

5.1	Opinion of John C. Junek, Esq., Executive Vice President and General Counsel of the Registrant, regarding the validity of the securities being registered

10.1	Ameriprise Financial 2005 Incentive Compensation Plan, as amended and restated on April 30, 2014

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of John C. Junek, Esq., Executive Vice President and General Counsel of the Registrant (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 5th day of May, 2014.

AMERIPRISE FINANCIAL, INC.

/s/ John C. Junek
JOHN C. JUNEK
Executive Vice President and General Counsel

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement constitutes and appoints James M. Cracchiolo and John C. Junek, and each of them, each with full power to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments or post-effective amendments related to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed below by the following persons in the capacities indicated as of May 5, 2014.

Signature	Title

/s/ James M. Cracchiolo
JAMES M. CRACCHIOLO	Chairman and Chief Executive Officer
(Principal Executive Officer and Director)

/s/ Walter S. Berman
WALTER S. BERMAN	Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ David K. Stewart
DAVID K. STEWART	Senior Vice President and Controller (Principal Accounting Officer)

/s/ Dianne Neal Blixt
DIANNE NEAL BLIXT	Director

/s/ Amy DiGeso
AMY DIGESO	Director

/s/ Lon R. Greenberg
LON R. GREENBERG	Director

/s/ W. Walter Lewis
W. WALKER LEWIS	Director

/s/ Jeffrey Noddle
JEFFREY NODDLE	Director

/s/ H. Jay Sarles
H. JAY SARLES	Director

/s/ Robert F. Sharpe, Jr.
ROBERT F. SHARPE, JR.	Director

/s/ William H. Turner
WILLIAM H. TURNER	Director

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

4.1	Amended and Restated Certificate of Incorporation of Ameriprise Financial, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 1-32525, filed on May 1, 2014)	Incorporated by reference

4.2	Amended and Restated By-Laws of Ameriprise Financial, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, File No. 1-32525, filed on May 1, 2014)	Incorporated by reference

5.1	Opinion of John C. Junek, Esq., Executive Vice President and General Counsel of the Registrant, regarding the validity of securities being registered	Filed electronically

10.1

Ameriprise Financial 2005 Incentive Compensation Plan, as amended and restated on April 30, 2014 (incorporated by reference to Exhibit B to the Proxy Statement for the Annual Meeting of Shareholders held on April 30, 2014, File No. 001-32525, filed on March 17, 2014)

Incorporated by reference

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	Filed electronically

23.2	Consent of John C. Junek, Esq., Executive Vice President and General Counsel of the Registrant (included in Exhibit 5.1)	Filed electronically

24.1	Power of Attorney (included on signature page)	Filed electronically